Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The T-Mobile/Sprint merger will create thousands of new American jobs from Day One. New T-Mobile commits to have more U.S. employees on payroll than the prior standalone companies do now.

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New T-Mobile will have 3,625 more direct full-time employees in year one (2019) than the two standalone companies would have absent the merger. In year three (2021), the merger will have created 5,045 more full-time jobs at New T-Mobile.

•	When accounting for the indirect jobs created by this merger (positions created by vendors or others in the supply chain), the total increases to 11,840 new jobs in year one (2019).

•	Nearly $40B in Network Investment over 3 years to rapidly build our nationwide 5G network and expand into new businesses (enterprise, in-home broadband and IoT) will create jobs, in local communities.

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12,000+ Jobs in Rural Areas by 2021. New T-Mobile plans to open at least 600 new retail stores and up to five new call centers, contributing to 12,000+ new jobs to New T-Mobile and other third parties supporting the New T-Mobile brand, mostly to rural areas (by 2021) as a direct result of the merger, including approximately:

•	5,000 to staff our 600 new retail locations, and

•	5,600 to support our five new customer experience centers.

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Thousands More U.S. Care Jobs. New T-Mobile also expects to substantially increase its U.S. customer care workforce to ensure T-Mobile’s industry-leading standard. Team-based Un-carrier customer service system will expand to cover all legacy Sprint subscribers and all customers won from competitors.

•	These centers will use the Team of Experts (TEX) customer care model, and directly employ and offer career opportunities for approximately 5,600 professionals (by 2021).

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T-Mobile’s TEX care model requires more employees than Sprint’s care model. As New T-Mobile extends the labor-intensive care model to Sprint’s customers, we’ll base those new jobs in the United States.

•	In 2024, New T-Mobile will employ 7,500+ more customer care employees than the standalone companies would have.

•	Strong Track Record. New T-Mobile can create jobs because T-Mobile has done it before. Since T-Mobile acquired MetroPCS, employees and contractors supporting the MetroPCS brand has nearly tripled.

•	T-Mobile achieved these results by doubling MetroPCS’s customer base and door count, and expanding to serve five times as many markets.

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Consistent Job Growth. T-Mobile has a consistent track record of job growth and added approximately 27,000 jobs supporting the brand in 2017. T-Mobile’s employment growth has been consistent across all aspects of the business.

•	More Jobs in the Economy. New T-Mobile’s increased investment and rapid growth also will stimulate tens of thousands of additional jobs throughout the U.S. economy.

•	NERA Economic Consulting’s has conservatively estimated the merger will add 33,720 annual jobs to the U.S. economy from 2019-2023.

•	Economists measure employment in terms of “job-years” to reflect changing employment conditions.

•	One job for one year is one job-year. If that job continues for another year, the employment effect is considered to be two job-years.

•	NERA Economic Consulting predicted the merger will result in 168,600 job-years in the 5 years following merger or an annual average of 33,720 jobs over the 5-year period 2019-2023.

•	Accenture recently estimated that the deployment of 5G would stimulate $275 billion in investment, create millions of new jobs and result in $500 billion in economic growth.

•	New T-Mobile will be a critical part of the engine driving job growth and economic value throughout the mobile ecosystem during 5G deployment and beyond.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.